UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL – New four-year contract for Seadrill’s West Saturn drillship with Equinor Brasil

Hamilton, Bermuda, 27 April 2021 – Seadrill Limited (“Seadrill” or the “Company”) (OSE:SDRL, OTCQX:SDRLF) has secured a four year firm contract with four one year options, for the West Saturn drillship with Equinor Brasil Energia Ltda for work on the Bacalhau field in Brazil.

Total value for the firm portion of the contract is expected to be approximately $380 million (inclusive of mobilization, upgrades, and integrated services revenue) with a performance bonus providing meaningful incremental opportunity. The total contract value is contingent on the final investment decision by the partnership for Bacalhau. Commencement is expected in 1Q 2022.

The West Saturn has Seadrill’s existing, bespoke, managed pressure drilling (MPD) system already installed and in conjunction with Equinor and our partners, will receive further upgrades and enhancements in safety, efficiency, and environmental control.

Human factor safety enhancements to red zone management will be automated through the use of our AI-enabled safety technology Vision IQ. The efficiency of the drillship will be further enhanced through Seadrill’s Plato Performance solution, driving continuous improvement in repetitive drilling activities whilst delivering consistent process execution and optimization of the drilling program with improved safety.

In line with our efforts to reduce emissions, the fuel consumption of the West Saturn is expected to be reduced by between 10-15% with the introduction of a combined hydrogen and methanol injection system along with other energy efficiency upgrades. Emissions of carbon dioxide (CO2) are expected to reduce by between 10-15%, and Nitrous Oxide (NOx) by between 30-80%.

This award, in collaboration with Equinor and their partners, demonstrates our commitment to reducing our overall carbon footprint whilst setting the standard in drilling through industry leading technological upgrades.

Seadrill’s Chief Executive Officer, Stuart Jackson commented, “This further broadening of our long-standing relationship with Equinor is a testament to the experience and consistent operational excellence of our team. The West Saturn’s planned upgrades are a key development in Seadrill’s innovation pipeline, as the adoption of new technologies will improve drilling efficiency and reduce the environmental footprint of Seadrill and our clients’.”

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The company operates 43 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTCQX. For more information, visit https://www.seadrill.com/

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: April 27, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)